Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

June 14, 2010

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 56 (“PEA 56”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a) of the Securities Act of 1933, as amended.

PEA 56 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 47 (“PEA 47”) filed on January 21, 2010 on Form N-1A. PEA 56 (i) reflects changes to PEA 47 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on March 10, April 19, and April 23, 2010, (ii) includes other information not previously included in PEA 47, and (iii) includes certain other required exhibits.

PEA 56 includes a prospectus (the “Prospectus”) and statement of additional information for the Jefferies Asset Management Commodity Strategy Allocation Fund (the “Fund”), a series of the Registrant.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on March 10, April 19, and April 23, 2010 to PEA 47, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 47.

STAFF COMMENTS TO THE PROSPECTUS:

1. Staff Comment: The Staff believes that the portion of the Fund’s name, “Commodity Strategic” subjects the Fund to the requirements of Rule 35d-1 (the “Name Rule”) of the Investment Company Act of 1940 (the “1940 Act”). Please either: 1) change the name to “Commodity Strategy”, or 2) confirm that the Fund will be subject to and comply with the requirements of the Name Rule with respect to the Fund’s investments in commodity related instruments.

Mr. John Ganley

June 14, 2010

Registrant’s Response: The Registrant has revised the Fund’s name to the “Jefferies Asset Management Commodity Strategy Allocation Fund.”

2. Staff Comment: In the “Shareholder Fees” table on page 1, please confirm that Class A shares charge a maximum sales charge of 5.50% on reinvested dividends and other distributions.

Registrant’s Response: The Registrant has confirmed that Class A shares do not charge a sales charge on reinvested dividends and other distributions. The Registrant has revised the table to remove the caption, “Maximum sales charge (load) on reinvested dividends and other distributions (as a percentage of original purchase price).”

3. Staff Comment: In the “Shareholder Fees” table on page 1, please clarify how the contingent deferred sales charge of 1% of the amount redeemed complies with Rule 6c-10 of the 1940 Act.

Registrant’s Response: The Registrant has revised the subcaption in the “Shareholder Fees” table as follows: “Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds).”

4. Staff Comment: In the “Shareholder Fees” table on page 1, with respect to the Redemption Fee, please add, “within 30 days of purchase” to the parenthetical, “(as a percentage of exchange price or amount redeemed).”

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

5. Staff Comment: In the “Shareholder Fees” table on page 1, please revise the caption, “Net annual Fund operating expenses” to “Total annual Fund operating expenses after fee waiver/expense reimbursements.”

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

6. Staff Comment: In the “Shareholder Fees” table on page 1, please revise footnote (1) to remove the first sentence, “An initial sales charge (load) of up to 5.50% will be applied to Class A share purchases up to $1 million, subject to breakpoint discounts.” In addition, please remove all cross references in this note and other notes in the table (e.g. “See section entitled ‘Contingent Deferred Sales Charge.’”).

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

Mr. John Ganley

June 14, 2010

7. Staff Comment: In the “Shareholder Fees” table on page 1, please clarify where the expenses of the Cayman Subsidiary will be shown.

Registrant’s Response: The Registrant has revised the disclosure to include the subcaption, “Expenses of the Subsidiary,” under “Other Expenses” to comply with the Staff’s request.

8. Staff Comment: Please have the Fund represent that the financials of the Cayman Subsidiary will either be consolidated with, or appear alongside to, the financials of the Fund.

Registrant’s Response: The Fund represents that the financials of the Cayman Subsidiary will be consolidated with the financials of the Fund.

9. Staff Comment: Please have the Fund and the Cayman Subsidiary represent that the following aspects of the Cayman Subsidiary will comply with the following 1933 Act and 1940 Act requirements as if the Cayman Subsidiary were a registered investment company under the 1940 Act:

a.	Financial statements will be presented and related disclosure will be made on a “look through” basis, at the Fund level;

b.	Approval and renewal of the advisory agreement between the Cayman Subsidiary and its investment adviser (Section 15);

c.	Board composition;

d.	Liability for the registration statement by having the Cayman Subsidiary sign the registration statement;

e.	Maintaining custody of assets pursuant to Rules 17f-5 and 17f-7;

f.	Designating a domestic (U.S.) agent for service of process; and

g.	Various compliance tests (e.g. Section 5(b)(1) diversification) will be calculated and analyzed as if the assets of the Cayman Subsidiary were held directly by the Fund.

Registrant’s Response: The Fund and the Cayman Subsidiary represent that:

a.	Financial statements of the Cayman Subsidiary will be presented and related disclosure will be made on a “look through” basis, at the Fund level;

b.	Approval and renewal of the advisory agreement between the Cayman Subsidiary and its investment adviser will be conducted pursuant to Section 15 of the 1940 Act;

c.	The Cayman Subsidiary will sign the registration statement;

d.	The Cayman Subsidiary will maintain custody of assets pursuant to Rules 17f-5 and 17f-7;

e.	The Cayman Subsidiary will designate a domestic (U.S.) agent for service of process; and

f.	The Cayman Subsidiary will conduct compliance testing as if the assets of the Cayman Subsidiary were held directly by the Fund.

Please note that the Fund believes that the Staff request “c.” above regarding Board composition of the Cayman Subsidiary is neither necessary nor appropriate in this circumstance. First, unlike

Mr. John Ganley

June 14, 2010

the other conditions outlined above, this particular condition has not been previously applied as a condition precedent in the context of a Staff no-action letter in this area. Second, and more importantly, the other aspects of this Fund afford the Fund sufficient control and influence over the Board of the Cayman Subsidiary. These aspects include, but are not limited to: (1) the Fund owns 100% of the voting securities of the Cayman Subsidiary and therefore has direct control of the composition of the Board, and can change that composition at any time, and (2) the same investment adviser serves as Investment Subadviser of the Fund and as the sole investment adviser to the Cayman Subsidiary.

10. Staff Comment: In the section entitled, “What Are the Fund’s Principal Investment Strategies?” on page 3, please enhance the current disclosure regarding the Fund’s investments in debt instruments to specify:

a.	The percentage of the Fund expected to be invested in debt instruments,

b.	The anticipated credit quality of investments in corporate debt, and

c.	The anticipated maturity of investments in debt instruments (e.g. short-term, long-term).

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request by modifying the language as follows:

The Fund and/or the Subsidiary may invest without limit in investment grade fixed-income securities of varying maturities, including U.S. Treasury inflation-protected securities (“TIPS”), other U.S. and foreign government securities, corporate bonds and notes, and affiliated and unaffiliated money market funds, to collateralize its Commodity Futures-Linked Investments and other derivative exposure on a day-to-day basis.

11. Staff Comment: In the section entitled, “What Are the Fund’s Principal Investment Strategies?” on page 3, please enhance the current disclosure to add a more specific description of the Fund’s “Allocation” strategy as suggested by the Fund’s name.

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

12. Staff Comment: In the section entitled, “What Are the Fund’s Principal Investment Strategies?” on page 3, please clarify whether the Fund intends to concentrate its investments in any group of industries, such as oil, gas or energy. If the Fund so intends, please add a corresponding principal investment risk in the section entitled, “What are the Principal Risks of Investing in the Fund?”

Registrant’s Response: The Fund does not intend to concentrate its investments in any group of industries, and therefore, no additional principal investment risk has been added to the Prospectus. A non-principal risk was added, however, to address the potential exposure of the Fund to certain industries.

Mr. John Ganley

June 14, 2010

13. Staff Comment: In the section entitled, “Portfolio Managers” on page 6, please include the portfolio managers at the Cayman Subsidiary level in addition to the portfolio managers at the Fund level.

Registrant’s Response: The Registrant has revised the disclosure to state that the portfolio managers of the Fund are also the portfolio managers of the Cayman Subsidiary.

14. Staff Comment: In the section entitled, “Purchase and Sale of Fund Shares” on page 7, please remove the text, “Not all financial intermediaries offer all classes of shares. In all cases, your redemption price is the net asset value (‘NAV’) per share next determined after your request is received in good order less any applicable redemption fees. Contact your financial intermediary or refer to your plan documents for instructions on how to purchase, exchange or redeem shares. For more information, please refer to the section entitled ‘Buying and Redeeming Shares—Buying Shares’ beginning on page 28 of this Prospectus.”

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

15. Staff Comment: In the section entitled, “Purchase and Sale of Fund Shares” on page 7, please remove the text, “The shares offered by this Prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. Government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.” If appropriate, please move the deleted text to the section entitled, “What are the Principal Risks of Investing in the Fund?”

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

16. Staff Comment: In the section entitled, “Tax Information” on page 7, please clarify in the disclosure that “tax deferred” means that that distributions may be taxed upon withdrawal.

Registrant’s Response: The Registrant has revised the disclosure to comply with the Staff’s request.

17. Staff Comment: In the section entitled, “What Are the Principal Risks of Investing in the Fund?” on page 16, please clarify whether “Small- to Mid-Capitalization Companies Risk” is a principal risk of the Fund and, if so, please include it as a principal risk in the Summary Section.

Registrant’s Response: The Registrant confirms that “Small- to Mid-Capitalization Companies Risk” is a principal risk of the Fund and has included it in the Summary Section in the section entitled, “What Are the Principal Risks of Investing in the Fund?”

Mr. John Ganley

June 14, 2010

18. Staff Comment: In the section entitled, “Contingent Deferred Sales Charge” on page 30, please describe how the CDSC is calculated in accordance with Instruction 3 to Item 12(a) of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in the Prospectus and the SAI to comply with the Staff’s request.

STAFF COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION:

19. Staff Comment: In the section entitled, “Investment Limitations” on page 47, please clarify that the Fund will not invest more than 25% of its assets, taken at market value at the time of purchase, in the securities of issuers in any particular industry or group of industries.

Registrant’s Response: The Registrant has confirmed that the Fund will no invest more than 25% of its assets, taken at market value at the time of purchase, in the securities of issuers in any particular industry or group of industries. The Registrant has revised the disclosure to comply with the Staff’s request, and pursuant to discussions with the Staff has included a statement that the particular classifications used by the Fund are not fundamental policies of the Fund.

* * *

In addition to the above changes, the Registrant has also, among other things, clarified the Fund’s investment objective, investment strategies, risks, and concentration policy; conformed to prior comments received from the Staff on other offering documents filed since the filing date of PEA 47 with respect to other series under the Trust; completed certain data points; and made certain clerical changes to the offering documents.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Mr. John Ganley

June 14, 2010

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg, Esq.
Secretary, Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP